Exhibit 99.2

1

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. as at March 31, 2021 and the related interim condensed consolidated statements of income and of comprehensive income, of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, May 4, 2021

PricewaterhouseCoopers	Tatiana Fernandes Kagohara Gueorguiev
Auditores Independentes	Contadora CRC 1SP245281/O-6 CRC 2SP000160/O-5

2

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2021 and December 31, 2020 In thousands of Brazilian Reais

	Note	March 31, 2021	December 31, 2020

Cash		1,556,782	1,954,788

Financial assets		115,611,055	90,190,827

Fair value through profit or loss		76,441,946	57,149,446
Securities	4	62,855,038	49,590,013
Derivative financial instruments	5	13,586,908	7,559,433

Fair value through other comprehensive income		21,629,266	19,039,044
Securities	4	21,629,266	19,039,044

Evaluated at amortized cost		17,539,843	14,002,337
Securities	4	1,915,816	1,828,704
Securities purchased under agreements to resell	3	6,741,459	6,627,409
Securities trading and intermediation	9	3,184,130	1,051,566
Accounts receivable		367,459	506,359
Loan operations	7	5,041,413	3,918,328
Other financial assets		289,566	69,971

Other assets		2,174,885	1,760,999
Recoverable taxes		128,769	127,623
Rights-of-use assets	12	204,430	183,134
Prepaid expenses	8	1,784,698	1,393,537
Other		56,988	56,705

Deferred tax assets	19	652,632	505,046
Investments in associates and joint ventures	11	733,861	699,907
Property and equipment	12	223,141	204,032
Goodwill and Intangible assets	12	798,001	713,562

Total assets		121,750,357	96,029,161

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2021 and December 31, 2020 In thousands of Brazilian Reais

	Note	March 31, 2021	December 31, 2020

Financial liabilities		92,617,251	70,600,989

Fair value through profit or loss		16,269,472	10,056,806
Securities loaned	4	2,705,869	2,237,442
Derivative financial instruments	5	13,563,603	7,819,364

Evaluated at amortized cost		76,347,779	60,544,183
Securities sold under repurchase agreements	3	44,483,097	31,839,344
Securities trading and intermediation	9	20,398,530	20,303,121
Deposits	13	4,003,129	3,021,750
Structured operations certificates	14	2,841,116	2,178,459
Accounts payables		803,443	859,550
Borrowings and lease liabilities	15	506,531	492,535
Debentures	16	336,987	335,250
Other financial liabilities	17	2,974,946	1,514,174

Other liabilities		17,580,356	14,522,206
Social and statutory obligations		399,957	667,448
Taxes and social security obligations		249,950	435,849
Private pension liabilities	18	16,896,508	13,387,913
Provisions and contingent liabilities	22	26,024	19,711
Other		7,917	11,285

Deferred tax liabilities	19	-	8,352

Total liabilities		110,197,607	85,131,547

Equity attributable to owners of the Parent company		11,549,981	10,894,609
Issued capital		23	23
Capital reserve		10,802,675	10,663,942
Other comprehensive income		13,615	230,644
Retained earnings		733,668	-

Non-controlling interest		2,769	3,005

Total equity	20	11,552,750	10,897,614

Total liabilities and equity		121,750,357	96,029,161

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income

For the three months ended March 31, 2021 and 2020

In thousands of Brazilian Reais, except earnings per share

		Three months period ended March 31,
	Note	2021	2020

Net revenue from services rendered	23	1,454,656	1,151,946
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	23	30,884	202,497
Net income from financial instruments at fair value through profit or loss	23	1,142,501	380,398
Total revenue and income		2,628,041	1,734,841

Operating costs	24	(837,435)	(556,854)
Selling expenses	25	(44,418)	(28,476)
Administrative expenses	25	(966,278)	(578,116)
Other operating income (expenses), net	26	18,361	(13,883)
Expected credit losses	10	(3,455)	(21,962)
Interest expense on debt		(9,516)	(19,019)
Share of profit or (loss) in joint ventures and associates	11	(1,084)	-

Income before income tax		784,216	516,531

Income tax expense	19	(50,068)	(118,977)

Net income for the period		734,148	397,554

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		26,312	56,560
Gains (losses) on net investment hedge		(20,744)	(56,496)
Changes in the fair value of financial assets at fair value through other comprehensive income		(222,597)	31,490

Other comprehensive income (loss) for the period, net of tax		(217,029)	31,554

Total comprehensive income for the period		517,119	429,108

Net income attributable to:
Owners of the Parent company		733,668	396,860
Non-controlling interest		480	694

Total comprehensive income attributable to:
Owners of the Parent company		516,639	428,414
Non-controlling interest		480	694

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	28	1.3123	0.7192
Diluted earnings per share	28	1.2810	0.7139

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the three months ended March 31, 2021 and 2020 In thousands of Brazilian Reais

		Atributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	-	7,153,396	2,563	7,155,959
Comprehensive income for the period
Net income for the period		-	-	-	-	396,860	396,860	694	397,554
Other comprehensive income, net		-	-	-	31,554	-	31,554	-	31,554
Transactions with shareholders - contributions and distributions
Share based plan	27	-	-	23,221	-	-	23,221	(7)	23,214
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	(83)	-	(83)	1,933	1,850
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(3,432)	(3,432)
Balances at March 31, 2020		23	5,409,895	1,556,772	241,398	396,860	7,604,948	1,751	7,606,699

Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	-	10,894,609	3,005	10,897,614
Comprehensive income for the period
Net income for the period		-	-	-	-	733,668	733,668	480	734,148
Other comprehensive income, net		-	-	-	(217,029)	-	(217,029)	-	(217,029)
Transactions with shareholders - contributions and distributions
Share based Plan	27	-	-	140,549	-	-	140,549	2	140,551
Gain (loss) in changes in interest of subsidiaries, net		-	-	(1,816)	-	-	(1,816)	61	(1,755)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	(779)	(779)
Balances at March 31, 2021		23	6,821,176	3,981,499	13,615	733,668	11,549,981	2,769	11,552,750

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the three months ended March 31, 2021 and 2020 In thousands of Brazilian Reais

		Three months ended March 31,
	Note	2021	2020
Operating activities
Income before income tax		784,216	516,531

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	12	15,145	15,878
Amortization of intangible assets	12	54,362	15,648
Loss on write-off of property, equipment and intangible assets and lease, net	12	3,028	3,452
Share of profit or (loss) in joint ventures and associates	11	1,084	-
Expected credit losses on financial assets		3,455	21,962
(Reversal of) Provision for contingencies, net	22	3,295	(387)
Net foreign exchange differences		(56)	(19,510)
Share based plan	27	140,551	23,221
Interest accrued		12,019	20,087

Changes in assets and liabilities
Securities (assets and liabilities)		(15,255,321)	(6,676,164)
Derivative financial instruments (assets and liabilities)		(314,666)	988,979
Securities trading and intermediation (assets and liabilities)		(2,037,783)	3,708,191
Securities purchased (sold) under resale (repurchase) agreements		12,528,762	46,190
Accounts receivable		138,006	6,197
Loan operations		(1,121,807)	(63,520)
Prepaid expenses		(391,161)	(15,811)
Other assets and other financial assets		(220,817)	52,295
Structured operations certificates		662,657	130,987
Accounts payable		(56,375)	(1,616)
Deposits		981,379	4
Social and statutory obligations		(267,491)	(217,971)
Tax and social security obligations		7,257	(33,554)
Private pension liabilities		3,508,595	1,395,998
Other liabilities and other financial liabilities		1,419,510	141,008

Cash from operations		597,844	58,095

Income tax paid		(235,785)	(196,585)
Contingencies paid	22	(1,480)	(234)
Interest paid		(38)	(572)
Net cash flows (used in) from operating activities		360,541	(139,296)

Investing activities
Acquisition of property and equipment	12(a)	(23,698)	(20,746)
Acquisition of intangible assets	12(a)	(114,298)	(19,914)
Acquisition of subsidiaries, net of cash acquired	2(e)	(854)	-
Acquisition of associates and joint ventures		(23,231)	-
Net cash flows (used in) investing activities		(162,081)	(40,660)

Financing activities
Payments of borrowings and lease liabilities	32	(23,758)	(26,058)
Transactions with non-controlling interests		(1,755)	1,844
Dividends paid to non-controlling interests		(779)	(3,432)
Net cash flows from (used in) financing activities		(26,292)	(27,646)

Net increase (decreased) in cash and cash equivalents		172,168	(207,602)

Cash and cash equivalents at the beginning of the period		2,660,388	887,796
Effects of exchange rate changes on cash and cash equivalents		7,636	31,009
Cash and cash equivalents at the end of the period		2,840,192	711,203

Cash		1,556,782	249,950
Securities purchased under agreements to resell	3	1,191,577	309,053
Interbank certificate deposits	4	91,833	152,200

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

6

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is a holding company controlled by XP Controle Participações S.A., which holds 55.40% of voting rights and whose is ultimately controlled by a group of individuals. On December 13, 2019, the Company completed its Initial Public Offering (“IPO”) and the common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loans operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of March 31, 2021 were approved by the Board of Directors on May 4, 2021.

1.1	Follow-on public offering

On July 1, 2020, XP Inc. concluded an underwritten public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. (“selling shareholders”) at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders. The Company did not receive any proceeds from the sale of Class A common shares by the selling shareholders and there were no changes in the Company’s control structure as a result of such transaction.

On December 7, 2020, XP Inc closed of its underwritten secondary public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by the Company and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda.. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

The offering price per Class A common share was US$ 39.00, resulting in gross proceeds of US$283,087 thousand (or R$1,444,530) to XP Inc, deducting R$31,599 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$7,271 thousand regarding other offering expenses, of which R$5,622 thousand was recognized directly in income statements and an amount of R$1,649 in equity as transaction costs.

1.2	Spin-off of Itaú’s investment in XP Inc.

In January 2021, XP Inc. reached an agreement with Itaú Unibanco in connection with Itaú’s spin-off of its investment in XP Inc., and has entered into two agreements regarding to the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (Itaú Agreements).

The Itaú Agreements establish certain steps to be taken as a result of the corporate reorganization approved and announced by its shareholders, which are subject to the US Federal Reserve Board’s (FED) approval.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

The proposed transaction is being proposed by XPart and XP to streamline and simplify the corporate structure at shareholders’ level at XP, specifically by giving XPart’s shareholders more accessible ways to trade XP shares as they will directly own an interest in XP.

It is not expected that such transaction will have any impact on XP Inc.’s results of operations and financial condition.

1.3	COVID-19

Covid-19 has significantly impacted the world economy. Many countries have imposed travel bans on millions of people and, additionally, people in many locations are subject to quarantine measures. Businesses are dealing with lost revenue and disrupted supply chains. Countries have imposed lockdowns in response to the pandemic and, as a result of the disruption to businesses, millions of workers have lost their jobs. The Covid-19 pandemic has also resulted in significant volatility in the financial and commodities markets worldwide. Numerous governments have announced measures to provide both financial and non-financial assistance to the affected entities. During the pandemic, the Group maintained trading platforms and other services available to clients without interruption. XP has played a valuable role on keeping our clients connected to the market and reinforce our mission to our clients.

Based on thorough assessments about the well-being and performance of our workforce, management announced on September 11, 2020, the permanent and company-wide adoption of the home-office model.

The Group has reviewed its exposure to economic-related and market volatility, which could negatively impact the value of a certain class of financial instruments however has not identified relevant impact to the financial performance or position of the group as March 31, 2021. The Company has sufficient headroom to enable it to comply with its covenants on its existing borrowings and sufficient working capital and undrawn financing facilities to service its operating activities and ongoing investments.

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated financial statements as of March 31, 2021 and for three months ended March, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2020	Description
3.	Summary of significant accounting policies
4.	Significant estimated and judgements
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
24.	Social and Statutory obligations
25.	Tax and social security obligations
29. (a)	Key-person management compensation
38. (b) to (f)	Management of financial risks and financial instruments

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of 1 January 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The amendments include the following practical expedients:

•	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

c)	Basis of consolidation

There were no changes since December 31, 2020 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following items:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	March 31,2021	December 31,2020

Directly controlled
XPAC Sponsor LLC (ii)	Cayman	Special Purpose Acquisition	100.00%	-

Indirectly controlled
Leadr Serviços Online Ltda. (iii)	Brazil	Social media	-	99.99%

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New subsidiaries incorporated in the period.

(iii)	Subsidiaries closed in the period.

d)	Interests in associates and joint ventures

i.	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ii.	Joint ventures

The Group has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

iii.	Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

e)	Business combinations

During 2020 the Group acquired certain companies as part of our growth strategy and the fair value of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

	Fliper	Antecipa	DM10	Total
Assets
Cash	617	1,917	275	2,809
Other assets	-	95	411	506
Intangible assets	2,869	10,037	2,950	15,856
	3,486	12,049	3,636	19,171
Liabilities
Other liabilities	(6,159)	(198)	(1,522)	(7,879)

Total identifiable net assets at fair value	(2,673)	11,851	2,114	11,292
Goodwill arising on acquisition (*)	39,832	20,732	14,886	75,450
Contingent consideration (**)	30,300	8,732	-	39,032
Purchase consideration transferred (*)	67,459	41,315	17,000	125,774

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary	(617)	(1,917)	(275)	(2,809)
Payable in installments	-	(14,636)	(6,000)	(20,636)
Contingent consideration	(30,300)	(8,732)	-	(39,032)
Net of cash flow on acquisition (investing activities)	36,542	16,030	10,725	63,297

From R$ 63,297 of net cash flow on aquisition, R$ 62,443 was settled during 2020, and R$ 854 was settled in 2021.

*During the measurement period, the purchase consideration transferred for the acquisitions was adjusted to R$ 125,774 (R$ 100,923 previously disclosed) as a result of purchase price adjustments. Accordingly, goodwill was updated to R$2,233.

** During the measurement period, the preliminary contingent consideration for the acquisitions was adjusted to R$39,032 (R$14,183 previously disclosed) as a result of a fair value adjustment of R$24,849.

For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period
Customer list	2,181	Multi-period excess earning method	5.5 years
Trademark	3,799	Relief from royalty	5 years
Technology	9,876	Relief from royalty	5 years

For the concluded acquisitions, the total consideration paid is R$125,773, being: i) R$62,443 paid in cash, ii) R$21,487 payable in three consecutives annual installments from 2020 to 2022 adjusted by the Interbank Certificates of Deposit (“CDI”) rate and iii) R$ 39,032 as a fair value of the contingent consideration.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. The goodwill recognized is not expected to be deductible for income taxes purposes.

In addition, the Company incurred direct costs for the business combinations which were expensed as incurred.

The results of operations of the businesses acquired for periods prior to acquisitions, individually and in the aggregate, were not material to the Company´s consolidated statements of income and, accordingly, pro forma information has not been presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

Acquisition of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”)

On June 5, 2020, the Group entered into an agreement, to acquire 100% of total share capital of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”). Fliper is an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows the Group to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil. On July 13, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”)

On June 9, 2020, the Group entered into an agreement, to acquire 100% of total share capital of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”). DM10 is an marketplace that connects hundreds of independent distributors with Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, the Group enhances its distribution network in the insurance division. On September 24, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of Antecipa S.A. (“Antecipa”)

On June 29, 2020, the Group entered into an agreement, to 100% of total share capital of Antecipa S.A. (“Antecipa”). Antecipa is a digital platform focused on financing of receivables and offering an efficient alternative for companies to optimize its cash flow management. For the Group, the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels. On September 1, 2020, acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of Riza Capital Consultoria de Investimentos S.A (“Riza”)

On December 23, 2020 the Group entered into an agreement, to acquire 100% of total share capital of Riza an independent financial advisory company. Riza has one of the most seasoned and respected teams in the segment, with experience in important financial institutions and active participation in some of the most relevant M&A transactions over the last decades. The transaction is aligned with XP Inc.’s strategy to reinforce its Capital Markets ecosystem.

As at March 31, 2021, the acquisition of Riza has not been completed. The Company expects to conclude the transaction during 2021, subject to certain contractual precedent conditions. After the closing of the acquisition XP will proceed with the purchase price allocation of net assets acquired as well as the consolidation of entities purchased.

f)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 23), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 23 (c) for a breakdown of total revenue and income and selected assets by geographic location.

g)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2020.

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under agreements to resell

	March 31, 2021	December 31, 2020

Available portfolio	2,959,713	1,409,742
National Treasury Notes (NTNs) (a)	1,322,501	876,146
Financial Treasury Bills (LFTs) (a)	650,613	452,714
National Treasury Bills (LTNs) (a)	873,138	44,093
Debentures (b)	113,461	36,789

Collateral held	3,783,057	5,218,037
National Treasury Bills (LTNs) (a)	977,999	976,468
National Treasury Notes (NTNs) (a)	2,360,239	4,241,569
Financial Treasury Bills (LFTs) (a)	241,195	-
Debentures (b)	203,624	-

Expected Credit Loss (c)	(1,311)	(370)

Total	6,741,459	6,627,409

(a) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 2.58% p.a. (1.91% p.a. as of December 31, 2020).

(b) Refers to fixed-rate fixed-income and low-risk investments issued by financial institutions, collateral-backed by debentures.

(c) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

As of March 31, 2021, R$1,191,577 (December 31, 2020 - R$593,673) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	March 31, 2021	December 31, 2020
National Treasury Bills (LTNs)	17,018,906	18,318,498
National Treasury Notes (NTNs)	22,008,552	13,497,944
Financial Treasury Bills (LFTs)	5,215,499	-
Debentures	240,140	22,902
Total	44,483,097	31,839,344

As of March 31, 2021, securities sold under repurchase agreements were agreed with average interest rates of 2.64% p.a. (December 31, 2020 – 1.89% p.a.), with assets pledged as collateral.

4.	Securities

a)	Securities classified at fair value through profit and loss:

	March 31, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets (ii)
At fair value through profit or loss	63,160,733	62,855,038	49,157,111	49,590,013
Brazilian government bonds	40,895,440	40,563,575	30,752,903	31,129,671
Investment funds (ii)	14,989,732	14,994,872	11,216,914	11,221,774
Stocks issued by public-held company	4,558,222	4,557,967	3,802,610	3,802,470
Debentures	1,184,649	1,188,995	1,111,595	1,114,967
Structured transaction certificate	382,230	401,185	485,012	515,960
Bank deposit certificates (i)	287,617	289,022	371,455	372,329
Agribusiness receivables certificates	152,999	151,756	359,607	363,721
Certificate of real estate receivable	84,919	83,055	97,606	96,930
Financial credit bills	65,449	65,758	81,465	82,209
Uniated States government bonds	19,968	20,004	590,710	602,214
Real estate credit bill	2,085	2,121	474	477
Others (iii)	537,423	536,728	286,760	287,291

(i)	Bank deposit certificates includes R$ 91,833 presented as cash equivalents in the statements of cash flows.

(ii)	Financial assets include R$ 16,896,508 (December 31, 2020 – R$ 13,387,913) related to Specially Constituted Investment Fund (“FIE”) as presented in Note 18, out of which R$14,181,289 (December 31, 2020 – R$ 10,625,520) are Investments funds.

(iii)	Mainly related to bonds issued and traded overseas.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities at fair value through other comprehensive income are presented in the following table:

	March 31, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian government bonds (i)	21,977,757	21,629,266	19,011,499	19,039,044

(i)	Includes expected credit losses in the amount of R$ 10,238 (2020 – R$ 8,855). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

c)	Securities evaluated at amortized cost are presented in the following table:

	March 31, 2021		December 31, 2020
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At fair value through other comprehensive income
Bonds (i)	1,916,962	1,915,816	1,829,791	1,828,704

(i)	Includes expected credit losses in the amount of R$ 1,146 (2020 – R$ 1,087). The reconciliation of gross carrying amount and the expected credit loss are presented in the Note 10.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	March 31, 2021		December 31, 2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities loaned	2,705,869	2,705,869	2,237,442	2,237,442

e)	Securities classified by maturity:

	Assets		Liabilities
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

Financial assets
At fair value through PL and at OCI
Current	38,300,712	34,572,107	2,705,869	2,237,442
Non-stated maturity	19,903,106	15,246,105	2,705,869	2,237,442
Up to 3 months	11,831,738	794,025	-	-
From 3 to 12 months	6,565,868	18,531,977	-	-

Non-current	46,193,830	34,065,805	-	-
After one year	46,193,830	34,065,805	-	-

Evaluated at amortized cost
Current	1,916,962	1,829,791	-	-
Up to 3 months	1,715,080	1,623,487	-	-
From 3 to 12 months	201,882	206,304	-	-

Total	86,411,504	70,467,703	2,705,869	2,237,442

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

The reconciliation of expected loss to financial assets at amortized cost – securities according with IFRS 9 is demonstrated in Note 10.

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	March 31, 2021
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	509,856,294	6,967,818	95%	3,059,069	2,467,835	1,440,914
Swap contracts	8,009,244	919,856	1%	210,430	79,270	630,156
Forward contracts	10,565,131	5,488,700	2%	4,770,720	679,012	38,968
Future contracts	9,565,259	210,534	2%	141,705	50,885	17,944
Total	537,995,928	13,586,908	100%	8,181,924	3,277,002	2,127,982

Liabilities
Options	428,490,648	7,717,168	95%	3,535,508	2,377,603	1,804,057
Swap contracts	7,333,816	1,247,598	2%	200,494	496,051	551,053
Forward contracts	10,581,320	4,598,604	2%	4,564,545	21,952	12,107
Future contracts	1,564,977	233	1%	-	11	222
Total	447,970,761	13,563,603	100%	8,300,547	2,895,617	2,367,439

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2020
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	681,464,674	6,298,358	83%	2,327,062	2,351,285	1,620,011
Swap contracts	5,578,227	777,816	10%	35,241	206,921	535,654
Forward contracts	2,905,411	456,724	6%	230,862	201,324	24,538
Future contracts	43,100,609	26,535	1%	26,535	-	-
Total	733,048,921	7,559,433	100%	2,619,700	2,759,530	2,180,203

Liabilities
Options	614,741,256	6,735,478	87%	2,152,890	2,378,689	2,203,899
Swap contracts	6,143,671	870,393	11%	99,249	213,532	557,612
Forward contracts	3,035,011	200,272	3%	133,679	49,102	17,491
Future contracts	44,981,642	13,221	1%	542	1,742	10,937
Total	668,901,580	7,819,364	100%	2,386,360	2,643,065	2,789,939

6.	Hedge accounting

The Group has two types of hedge relationships: hedge of net investment in foreign operations and fair value hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

In the period ended March 31, 2021, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

	Hedged item			Hedge instrument
	Book Value
Strategies	Assets	Liabilities	Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
March 31, 2021
Foreign exchange risk
Hedge of net investment in foreign operations	282,760	-	24,103	427,297	(20,744)
Total	282,760	-	24,103	427,297	(20,744)

December 31, 2020
Foreign exchange risk
Hedge of net investment in foreign operations	245,986	-	52,299	349,218	(60,563)
Total	245,986	-	52,299	349,218	(60,563)

b)	Fair value hedge

The fair value hedging strategy of the Group consists of hedging the exposure of Fixed-Income securities carried out through structured operations certificates.

The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).

The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value
Strategies	Assets	Liabilities	Variation in value recognized in income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness
March 31, 2021
Interest rate risk
Hedge of pre-fixed operations	-	2,841,116	228,878	2,838,377	(228,524)
Total	-	2,841,116	228,878	2,838,377	(228,524)

December 31, 2020
Interest rate risk
Hedge of pre-fixed operations	-	2,178,459	(47,923)	2,188,732	46,795
Total	-	2,178,459	(47,923)	2,188,732	46,795

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2021
		Book value (i)
Hedge Instruments	Notional amount	Assets	Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	2,838,377	-	2,841,116	(228,524)	354

	December 31, 2020
		Book value (i)
Hedge Instruments	Notional amount	Assets	Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	2,188,732	-	2,178,459	46,795	(1,128)

(i)	Amounts recorded within financial statement line “Derivative financial instruments”. See Note 5.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	March 31, 2021			December 31, 2020
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of Fair Value	2,838,377	(228,524)	228,878	2,188,732	(47,923)	46,795
Hedge of net investment in foreign operations	427,297	(20,744)	24,103	349,218	(60,563)	52,299
Total	3,265,674	(249,268)	252,981	2,537,950	(108,486)	99,094

The table below shows the breakdown notional value by maturity of the hedging strategies:

	March 31, 2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	18,367	19,307	166,022	103,503	1,049,761	1,481,417	2,838,377
Hedge of net investment in foreign operations	42,730	-	162,373	222,194	-	-	427,297
Total	61,097	19,307	328,395	325,697	1,049,761	1,481,417	3,265,674

	December 31, 2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	1,977	13,375	94,099	44,843	672,978	1,361,460	2,188,732
Hedge of net investment in foreign operations	-	-	146,547	202,671	-	-	349,218
Total	1,977	13,375	240,646	247,514	672,978	1,361,460	2,537,950

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

7.	Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor and maturity:

Loans by type	March 31,2021	December 31, 2020
Retail
Pledged asset loan	3,472,794	2,698,018
Non-pledged loan	121,739	116,978
Credit card	317,266	51,270
Corporate
Pledged asset loan	1,104,551	946,008
Non-pledged loan	31,046	113,155
Total Loans operations	5,047,396	3,925,429
Expected Credit Loss (Note 10)	(5,983)	(7,101)
Total loans operations, net of Expected Loss	5,041,413	3,918,328

By maturity	March 31, 2021	December 31, 2020
Due in 3 months or less	249,274	160,918
Due after 3 months through 12 months	800,923	580,183
Due after 12 months	3,997,199	3,184,328
Total Loans operations	5,047,396	3,925,429

The Group offers loan products through Banco XP to its customers. The loan products offered to its customers are fully collaterized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

Certain loans operations originated by the collateralized credit has insignificant risk of loss, which results in no loss allowance being recognised in accordance with the Group's expected credit loss model. The carrying amount of such financial assets is R$349,890 at March 31, 2021 (December 31, 2020 – R$297,443).

The Group uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable, the Group monitors the value of the collaterals. The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

The reconciliation of loans operations according with IFRS 9 is demonstrated in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

8.	Prepaid expenses

	March 31, 2021	December 31, 2020
Commissions and premiums paid in advance (a)	1,702,308	1,314,771
Marketing expenses	21,984	28,056
Services paid in advance	8,248	6,245
Other expenses paid in advance	52,158	44,465
Total	1,784,698	1,393,537

Current	114,754	283,183
Non-current	1,669,944	1,110,354

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	March 31, 2021	December 31, 2020
Cash and settlement records	1,279,944	18,128
Debtors pending settlement	1,705,048	847,620
Other	255,251	241,303
(-) Expected losses on Securities trading and intermediation (a)	(56,113)	(55,485)
Total Assets	3,184,130	1,051,566

Cash and settlement records	905,410	59,712
Creditors pending settlement	19,493,120	20,243,409
Total Liabilities	20,398,530	20,303,121

(a)	The reconciliation of gross carrying amount and the expected loss according with IFRS 9 were demonstrated in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model, the low credit risk simplification and the simplified approach and the ECLS as of March 31, 2021:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

			March 31, 2021
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	21,639,504	(10,238)	21,629,266

Financial assets amortized cost
Low credit risk simplification
Securities (i)	1,916,962	(1,146)	1,915,816
Securities purchased under agreements to resell (i)	6,742,770	(1,311)	6,741,459
Three stage model
Loans and credit card operations (ii) (iii)	5,047,204	(5,791)	5,041,413
Simplified approach
Securities trading and intermediation	3,240,243	(56,113)	3,184,130
Accounts Receivable	374,771	(7,312)	367,459
Other financial assets	293,729	(4,163)	289,566

Total losses for on-balance exposures	39,255,183	(86,074)	39,169,109

Off-balance exposures (iv)	562,017	(192)	561,825

Total exposures	39,817,200	(86,266)	39,730,934

(i)	Financial assets considered in Stage 1.

(ii)	As of March 31, 2021 are presented in Stage 1: Gross amount of R$ 4,243,736 and ECL of R$ 3,284 and Stage 2: Gross amount of R$ 803,468 and ECL of R$ 2,507 respectively.

(iii)	As of March 31, 2021 there were transfers between Stage 1 to Stage of R$2,156.

(iv)	Include credit cards limits and sureties.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

			December 31, 2020
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	19,047,899	(8,855)	19,039,044

Financial assets amortized cost
Low credit risk simplification
Securities (i)	1,829,791	(1,087)	1,828,704
Securities purchased under agreements to resell (i)	6,627,779	(370)	6,627,409
Three stage model
Loans and credit card operations (ii) (iii)	3,925,429	(7,101)	3,918,328
Simplified approach
Securities trading and intermediation	1,107,051	(55,485)	1,051,566
Accounts Receivable	512,777	(6,418)	506,359
Other financial assets	73,466	(3,495)	69,971

Total losses for on-balance exposures	33,124,192	(82,811)	33,041,381

Off-balance exposures (credit card limits)	35,810	-	35,810

Total exposures	33,160,002	(82,811)	33,077,191

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2020 are presented in Stage 1: Gross amount of R$ 3,599,808 and ECL of R$ 5,648 and Stage 2: Gross amount of R$ 325,621 and ECL of R$ 1,453 respectively.

(iii)	As of December 31, 2020, there were no transfers between stages.

11.	Investments in associates and joint ventures

Set out below are the associates and joint venture of the Group as of March 31, 2021. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	% of ownership interest	Nature of relationship	Measurement method	Equity	Carrying amount
Du Agro Holdings S.A.	49%	Joint Venture (1)	Equity method	2,543	1,246
Wealth High Governance Holding de Participações S.A.	49,9%	Associate (2)	Equity method	144,559	72,135
O Primo Rico Mídia, Educacional e Participações Ltda.	20%	Associate (3)	Equity method	19,481	3,896
Total equity-accounted investments				166,583	77,277

(1) On June 23, 2020, the Company acquired a 49% interest in DuAgro Holdings S.A. (“DuAgro”), a joint venture involved in the agribusiness. DuAgro is an integrated platform that utilizes technology to finance the purchase of agricultural inputs. The focus is on small- and medium-sized producers.

(2) On September 8, 2020, the Company entered into an agreement to hold a 49.9% minority stake of the total share capital of Wealth High Governance Holding de Participações S.A. (“WHG”) formely denominated VPL Gestão Patrimonial e Participações S.A. With this transaction XP Inc. is complementing the existing offering to ultra-high-net-worth individual in the Wealth Management segment.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

(3) O Primo Rico is a company focused on digital content services, including developing and selling financial education courses and online events.

Entity	December 31, 2020	Equity in earnings	Other comprehensive income	Goodwill (i)	March 31, 2021
Du Agro Holdings S.A.	1,983	(329)	-	-	1,654
Wealth High Governance Holding de Participações S.A. (ii)	695,859	(2,475)	-	34,927	728,311
O Primo Rico	2,065	1,720	111	-	3,896
Total	699,907	(1,084)	111	34,927	733,861

(i) Related to the acquisitions of associates and joint ventures. As of December 31, 2020 the goodwill recognized is includes the value of expected synergies arising from the investments.

(ii) The Goodwill includes an element of contingent consideration. The fair value of the contingent consideration is presented in Note 17. During the measurement period, the preliminary fair value of contingent consideration for the acquisitions was adjusted to R$482,744 (R$447,817 previously disclosed).

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2020	142,464	553,452
Additions	20,746	19,914
Write-offs	(324)	-
Transfers	(2,083)	2,083
Depreciation / amortization in the period	(6,255)	(15,648)
As of March 31, 2020	154,548	559,801
Cost	211,839	672,045
Accumulated depreciation / amortization	(57,291)	(112,244)

As of January 1, 2021	204,032	713,563
Additions	23,698	114,298
Business combination	-	27,048
Write-offs	(452)	(2,576)
Transfers	5	(5)
Foreign exchange	1,091	35
Depreciation / amortization in the period	(5,233)	(54,362)
As of March 31, 2021	223,141	798,001
Cost	269,430	952,536
Accumulated depreciation / amortization	(46,289)	(154,535)

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2020. As of March 31, 2021, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities

As of January 1, 2020	227,478	255,406
Additions (i)	19,273	19,361
Depreciation expense	(9,623)	-
Interest expense	-	6,145
Revaluation	(19,968)	(19,968)
Impairment	(3,040)	-
Effects of exchange rate	22,016	23,561
Payment of lease liabilities	-	(15,558)
As of March 31, 2020	236,136	268,947

As of January 1, 2021	183,134	208,448
Additions (i)	1,528	1,528
Depreciation expense	(9,912)	-
Interest expense	-	3,965
Revaluation	21,543	21,275
Effects of exchange rate	8,137	9,206
Payment of lease liabilities	-	(13,258)
As of March 31, 2021	204,430	231,164
Current	-	53,817
Non-current	204,430	177,347

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group recognized rent expense from short-term leases and low-value assets of R$902 for the period ended March 31, 2021. The total rent expense of R$ 6,070 include other expenses related to leased offices such as condominium.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

13.	Deposits

	March 31, 2021	December 31, 2020
Demands deposits	148,745	44,536
Time deposits	3,854,384	2,977,214
Total	4,003,129	3,021,750

Current	3,545,327	2,524,651
Non-Current	457,802	497,099

Maturity – As of March 31, 2021
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	148,745	-	-	-	-	-	148,745
Time deposits	21,533	46,170	145,499	1,549,421	1,633,959	457,802	3,854,384
Total	170,278	46,170	145,499	1,549,421	1,633,959	457,802	4,003,129

Maturity – As of December 31, 2020
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	44,536	-	-	-	-	-	44,536
Time deposits	67,501	1,185	57,781	191,886	2,161,762	497,099	2,977,214
Total	112,037	1,185	57,781	191,886	2,161,762	497,099	3,021,750

14.	Structured operations certificates

Structured Operations Certificates (COE) are financial instruments combining fixed and variable income elements, with returns linked to assets indices such as exchange, inflation, shares and international assets. All the financial instruments its originate by Banco XP S.A.

	March 31, 2021	December 31, 2020
Maturity
From 91 to 180 days	1,889	945
From 180 to 360 days	25,345	1,489
After 360 days	2,813,882	2,176,025
Total	2,841,116	2,178,459

Current	27,234	2,434
Non-Current	2,813,882	2,176,025

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

15.	Borrowings and lease liabilities

	Interest rate %	Maturity	March 31, 2021	December 31, 2020

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	-	10,523
Related parties			-	10,523

Financial institution (ii)	CDI (*)+ 0.774%	April 2023	275,367	273,564
Third parties			275,367	273,564

Total borrowings			275,367	284,087

Lease liabilities			231,164	208,448

Total borrowings and lease liabilities			506,531	492,535

Current			62,164	51,656
Non-current			444,367	440,879

(*) Brazilian Interbank Offering Rate (CDI)

(i) Loan agreement with Itaú Unibanco that was fully paid on March 8, 2021.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 31 (ii)).

16.	Debentures

On May 15, 2019, the Company issued Debentures, non-convertible into shares, in the amount of R$ 400,000, with the objective of funding the Group’s working capital and treasury investments.

As of March 31, 2021, the total balance is comprised of the following issuances:

Issuance	Quantity Issued (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance		Unit value at period-end		Book value
2nd	400,000	107.5% CDI	5/15/2019	5/15/2022	R$	1,000.00	R$	1,007.76	336,987
Total	400,000								336,987

	March 31, 2021	December 31, 2020
Principal	400,000	400,000
Interest	26,828	25,091
Payments	(25,124)	(25,124)
Repurchase	(64,717)	(64,717)
Total	336,987	335,250

Current	205,664	204,731
Non-current	131,323	130,519

The principal amount and accrued interest payables related to the second issuance are as follow: (i) for the principal amount, 50% is due on May 15, 2021 and the remaining balance on the maturity date, and (ii) the accrued interest is payable every 12 months from the issuance date.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 31(ii)).

17.	Other financial liabilities

	March 31, 2021	December 31, 2020
Structured financing (i)	1,725,220	874,771
Contingent consideration (ii)	521,776	462,000
Foreign exchange portfolio	322,227	70,208
Credit cards operations (iii)	306,720	50,727
Financial bills (iii)	83,009	16,389
Others	15,994	40,079
Total	2,974,946	1,514,174

Current	2,370,161	1,035,785
Non-current	604,785	478,389

(i)	Financing for maintenance of financial assets required to perform financial transactions.

(ii)	Contractual contingent considerations mostly associated to the investment acquisition of WHG, as described in Note 11. The contingent consideration arrangement requires that the Company pay the selling shareholders an amount principally associated to the performance (net income without dividends). The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$653,222 (the minimum amount is zero).

(iii)	Related to operations of Banco XP S.A.

18.	Private pension liabilities

As of March 31, 2021, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

Changes in the period:

	Three months period ended March 31,
	2021	2020
As of January 1	13,387,913	3,759,090
Contributions received	619,361	278,357
Transfer with third party plans	3,123,046	1,636,370
Withdraws	(211,872)	(46,585)
Gain (loss) from FIE	(21,940)	(472,144)
As of March 31	16,896,508	5,155,088

19.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the three months period ended
	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2020

Share based compensation	186,025	115,976	70,049	11,237
Tax losses carryforwards	143,923	7,382	136,541	22,152
Provisions for IFAs’ commissions	103,871	94,544	9,327	(3,372)
Profit sharing plan	83,996	164,808	(80,812)	(69,828)
Net gain on hedge instruments	37,745	20,987	16,758	59,091
Expected credit losses (ii)	21,634	19,444	2,190	8,029
Revaluations of financial assets at fair value	20,931	(16,780)	37,711	(51,629)
Goodwill on business combinations (i)	20,300	22,838	(2,538)	(7,589)
Other provisions	34,207	67,495	(33,288)	14,019
Total	652,632	496,694	155,938	(17,890)
Deferred tax assets	652,632	505,046
Deferred tax liabilities	-	(8,352)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Three months period ended March 31,
	2021	2020

As of January 1	496,694	279,401
Foreign exchange variations	987	21,055
Charges to statement of income	(9,571)	(47,072)
Tax relating to components of other comprehensive income	164,522	8,128
As of March 31	652,632	261,512

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$40,169 (December 31, 2020 - R$ 37,309) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

Changes in Social Contribution on Net Income (CSLL)

On March 1, 2021, Provisional Measure No. 1,034 was published increasing the Social Contribution on Net Income (CSLL) rate by 5%, to 25% for Banks and 20% for Broker dealers.

The text of the Provisional Measure proposes the validity of the increase in the CSLL rate between July and December 2021. The deadline for converting the Provisional Measure into Law is 60 days, extendable for an additional 60 days from the date of publication of the said rule.

The Group is monitoring the impacts on its business, which are still uncertain and will depend on the approval and conversion of the provisional measure into Law and does not expect significant impacts on the Company's results or financial position.

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the period ended March 31:

	Three months period ended March 31,
	2021	2020

Income before taxes	784,216	516,531
Combined tax rate in Brazil (a)	34%	34%
Tax expense at the combined rate	266,634	175,620

Income (loss) from entities not subject to taxation	2,176	(9,246)
Effects from entities taxed at different rates	14,068	14,287
Effects from entities taxed at different taxation regimes (b)	(215,804)	(64,678)
Intercompany transactions with different taxation	(13,394)	(9,156)
Tax incentives	(543)	605
Non deductible expenses (non-taxable income), net	(5,231)	6,586
Others	2,162	4,959
Total	50,068	118,977
Effective tax rate	6.38%	23.03%

Current	40,498	71,905
Deferred	9,570	47,072
Total expense	50,068	118,977

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	56,560	-	56,560
Gains (losses) on net investment hedge	(85,600)	29,104	(56,496)
Changes in the fair value of financial assets at fair value	52,467	(20,977)	31,490
As of March 31, 2020	23,427	8,127	31,554

Foreign exchange variation of investees located abroad	26,312	-	26,312
Gains (losses) on net investment hedge	(31,430)	10,686	(20,744)
Changes in the fair value of financial assets at fair value	(376,434)	153,837	(222,597)
As of March 31, 2021	(381,552)	164,523	(217,029)

20.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of March 31, 2021, the Company have R$23 thousand of issued capital which were represented by 377,764,985 Class A common shares and 181,293,980 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

In December 2020, as a result of the completion of the secondary public offering describe in Note 1.1 a number of 7,258,639 Class A common shares were offered by the controlling shareholder of XP Inc.

The Board of Directors approved on December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of March 31, 2021, the outstanding number of company reserved under the plans were 10,593,118 restricted share units (“RSUs”) (December 31, 2020 – 11,079,736) and 2,819,912 performance restricted units (“PSUs”) (December 31, 2020 – 2,819,812) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business

(c)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the three months period ended March 31, 2021, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries has received dividends in the period ended of March 31, 2021.

(d)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while this financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investeeds located abroad.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

21.	Related party transactions

The main transactions carried with related parties, under commutative conditions, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Three months period ended March 31,
Relation and transaction	March 31, 2021	December 31, 2020	2021	2020

Shareholders with significant influence (i)	(3,732,842)	(5,667,588)	(21,596)	(26,039)
Securities	91,833	112,127	628	3,780
Securities purchased under agreements to resell	174,999	-	830	(30,087)
Accounts receivable	326	11,238	297	797
Securities sold under repurchase agreements	(4,000,000)	(5,780,430)	(23,330)	-
Borrowings	-	(10,523)	(21)	(529)

(i)	These transactions are related to Itaú Unibanco who became shareholder of the Company in 2018 and since then a related party.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

22.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	March 31, 2021	December 31, 2020
Tax contingencies	10,129	10,097
Civil contingencies	10,267	4,281
Labor contingencies	5,628	5,333
Total provision	26,024	19,711

Judicial deposits (i)	10,219	10,199

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

Changes in the provision during the period

	Three months period ended March 31,
	2021	2020

As of January 1	19,711	15,193
Monetary correction	4,498	325
Provisions accrued	3,308	159
Provisions reversed	(13)	(546)
Payments	(1,480)	(234)
As of March 31	26,024	14,897

Nature of claims

a)	Tax

As of March 31, the Group has claims classified as probable risk of loss in the amount of R$ 10,129 (December 31, 2020 - R$ 10,097), regarding questioning the definition of the basis for calculating revenues to be paid correctly. This case was pending the specialized technical report after the decision of the court of second instance to grant the right to provide evidence and send the case back to the court of first instance. These processes are supported by judicial deposits in their entirety.

b)	Civil

The majority of the civil and administratives claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of March 31, 2021, there were 102 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 10,267 (December 31, 2020 - R$ 4,281). An amount of R$100 was deposited in court as of March 31, 2021 (December 31, 2020 – R$ 100).

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of March 31, 2021, the Company and its subsidiaries are the defendants in approximately 12 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 5,628 (December 31, 2020 - R$ 5,333).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 220,759 (December 31, 2020 - R$ 217,426).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

Below is summarized these possible claims by nature:

	March 31, 2021	December 31, 2020
Tax (i)	71,172	71,027
Civil (ii)	130,778	136,228
Labor	18,809	10,171
Total	220,759	217,426

(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10.101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)	The Group is defendant in 477 (December 31, 2020 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

23.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Three months period ended March 31,
	2021	2020
Major service lines
Brokerage commission	641,324	504,644
Securities placement	469,323	348,174
Management fees	309,897	255,049
Insurance brokerage fee	31,962	29,226
Educational services	18,866	25,700
Other services	118,920	94,085
	1,590,292	1,256,878
(-) Sales taxes and contributions on revenue (i)	(135,636)	(104,932)
	1,454,656	1,151,946

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

b)	Net income from financial instruments

	Three months period ended March 31,
	2021	2020

Net Income of financial instruments at fair value through profit or loss	1,161,364	391,689
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	32,288	207,299
(-) Taxes and contributions on financial income	(20,267)	(16,093)
	1,173,385	582,895

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Three months period ended March 31,
	2021	2020

Brazil	2,533,157	1,634,093
United Stated of America	84,915	91,890
Europe	9,969	8,858
Total revenue and income	2,628,041	1,734,841
	March 31, 2021	December 31, 2020

Brazil	3,802,978	3,244,421
United Stated of America	122,829	129,956
Europe	4,081	4,123
Selected assets (i)	3,929,888	3,378,500

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

24.	Operating costs

	Three months period ended March 31,
	2021	2020

Commission costs	676,505	441,951
Operating losses and provisions	7,411	16,341
Other costs	153,519	98,562
Clearing house fees	99,035	63,504
Third parties’ services	30,829	18,148
Other (a)	23,655	16,910
Total	837,435	556,854

(a)	Other cost include operational errors and other costs.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

25.	Operating expenses by nature

	Three months period ended March 31,
	2021	2020

Selling Expenses (a)	44,418	28,476

Administrative expenses	966,278	578,116
Personnel expenses	693,738	400,980
Compensation	294,620	177,119
Employee profit-sharing and bonus	287,478	103,020
Executives profit-sharing	6,654	72,677
Other personnel expenses (b)	104,986	48,164
Other taxes expenses	11,558	6,843
Depreciation of property and equipment and right-of-use assets	15,146	15,878
Amortization of intangible assets	54,362	15,648
Data processing	98,730	55,947
Technical services	25,271	20,768
Third parties' services	36,343	40,193
Other administrative expenses (c)	31,130	21,859
Total	1,010,696	606,592

(a)	Selling expenses refers to advertising and publicity.

(b)	Other personnel expenses include benefits, social charges and others.

(c)	Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

26.	Other operating income (expenses), net

	Three months period ended March 31,
	2021	2020

Other operating income	28,399	27,666
Revenue from incentives from Tesouro Direto, B3 and Others	18,476	21,672
Other operating income (a)	9,923	5,994

Other operating expenses	(10,038)	(41,549)
Legal, administrative proceedings and agreement with customers	(826)	(10,246)
Losses on write-off and disposal of assets	(1,673)	(59)
Charity	(3,028)	(16,596)
Other operating expenses (b)	(4,511)	(14,648)

Total	18,361	(13,883)

(a)	Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b)	Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

27.	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

As of March 31, 2021, the outstanding number of Company reserved under the plans were 13,413,030 (December 31, 2020 – 13,899,648) including 10,593,118 RSUs (December 31, 2020 – 11,079,736) and 2,819,912 PSUs (December 31, 2020 – 2,819,912).

Set out below are summaries of XP Inc's RSU and PSU activity for March 31, 2021.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	11,079,736	2,819,912	13,899,648
Forfeited	(486,618)	-	(486,618)
Outstanding, March 31	10,593,118	2,819,912	13,413,030

No options were granted, expired or vested during the periods covered by the above table.

For the three months periods ended March 31, 2021 and 2020, total compensation expense of both plans were R$178,246 (2020 – R$ 28,408), including R$37,697 (2020 – R$ 5,187) of tax provisions and does not include any tax benefits on total share-based compensation expense once, as this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognised as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan has not been modified.

28.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share based plan are the only shares with potential dilutive effect.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for period ended of March 31:

	Three months period ended March 31,
	2021	2020
Net Income attributable to owners of the Parent	733,668	396,860
Basic weighted average number of outstanding shares (i) (iii)	559,059	551,800
Basic earnings per share - R$	1.3123	0.7192
Effect of dilution
Shared-based plan (ii) (iii)	13,676	4,096
Diluted weighted average numer of outstanding shares (iii)	572,735	555,896
Diluted earnings per share - R$	1.2810	0.7139

(i)	See on Note 20, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 27, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

29.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

• Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	March , 31 2021
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	60,208,275	2,646,763	-	62,855,038	62,855,038
Derivative financial instruments	210,534	13,376,374	-	13,586,908	13,586,908
Fair value through other comprehensive income
Securities	21,629,266	-	-	21,629,266	21,629,266
Evaluated at amortized cost
Securities	1,916,817	-	-	1,916,817	1,915,816
Securities purchased under agreements to resell	-	6,736,411	-	6,736,411	6,741,459
Securities trading and intermediation	-	3,184,130	-	3,184,130	3,184,130
Accounts receivable	-	367,459	-	367,459	367,459
Loan operations	-	5,041,413	-	5,041,413	5,041,413
Other financial assets	-	289,566	-	289,566	289,566
Financial liabilities
Fair value through profit or loss
Securities loaned	2,705,869	-	-	2,705,869	2,705,869
Derivative financial instruments	233	13,563,370	-	13,563,603	13,563,603
Evaluated at amortized cost
Securities sold under repurchase agreements	-	44,317,354	-	44,317,354	44,483,097
Securities trading and intermediation	-	20,398,530	-	20,398,530	20,398,530
Deposits	-	3,707,630	-	3,707,630	4,003,129
Structured operations certificates	-	2,841,116	-	2,841,116	2,841,116
Borrowings and lease liabilities	-	506,453	-	506,453	506,531
Debentures	-	334,795	-	334,795	336,987
Accounts payables	-	803,443	-	803,443	803,443
Other financial liabilities	-	2,453,170	521,776	2,974,946	2,974,946

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	35,549,047	14,040,966	-	49,590,013	49,590,013
Derivative financial instruments	26,535	7,532,898	-	7,559,433	7,559,433
Fair value through other comprehensive income
Securities	19,039,044	-	-	19,039,044	19,039,044
Evaluated at amortized cost
Securities	1,830,031	-	-	1,830,031	1,828,704
Securities purchased under agreements to resell	-	6,627,044	-	6,627,044	6,627,409
Securities trading and intermediation	-	1,051,566	-	1,051,566	1,051,566
Accounts receivable	-	506,359	-	506,359	506,359
Loan operations	-	4,037,954	-	4,037,954	3,918,328
Other financial assets	-	69,971	-	69,971	69,971
Financial liabilities
Fair value through profit or loss
Securities loaned	2,237,442	-	-	2,237,442	2,237,442
Derivative financial instruments	13,221	7,806,143	-	7,819,364	7,819,364
Evaluated at amortized cost
Securities sold under repurchase agreements	-	31,810,893	-	31,810,893	31,839,344
Securities trading and intermediation	-	20,303,121	-	20,303,121	20,303,121
Deposits	-	2,636,085	-	2,636,085	3,021,750
Structured operations certificates	-	2,178,459	-	2,178,459	2,178,459
Borrowings and lease liabilities	-	492,441	-	492,441	492,535
Debentures	-	331,520	-	331,520	335,250
Accounts payables	-	859,550	-	859,550	859,550
Other financial liabilities	-	1,052,174	462,000	1,514,174	1,514,174

As of March 31, 2021 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate (WHG) and businesses (Fliper and Antecipa).The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contigent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 5.19% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$13,933. The change in the fair value in the contingent consideration between the acquisition date and December 31, 2020 was not material.

Transfers into and out of fair value hierarchy levels are analysed at the end of each consolidated financial statements. As of March 31, 2021 the Group had no transfers between Level 2 and Level 3.

30.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				March 31, 2021
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(4,985)	(54,441)	(92,397)
Exchange coupons	Foreign currencies coupon rate	(174)	(6,874)	(13,572)
Foreign currencies	Exchange rates	(1,407)	93,369	281,357
Price indexes	Inflation coupon rates	(163)	(7,496)	(12,359)
Shares	Shares prices	(489)	125,400	428,900
Seed Money (i)	Seed Money	(3,796)	(94,890)	(189,779)
		(11,014)	55,068	402,150

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

				December 31, 2020
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(191)	(9,056)	(33,402)
Exchange coupons	Foreign currencies coupon rate	(379)	(5,508)	(11,184)
Foreign currencies	Exchange rates	(1,997)	(169,318)	(373,807)
Price indexes	Inflation coupon rates	(311)	(14,384)	(28,434)
Shares	Shares prices	(4,957)	(107,704)	(167,737)
		(7,835)	(305,970)	(614,564)

(i)	Related to seed money strategy, which includes several risk factors that are dicloused in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

31.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital, In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

The net debt and corresponding gearing ratios as of March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021	December 31, 2020
Borrowings and lease liabilities	506,531	492,535
Debentures	336,987	335,250
Structured financing (Note 17 (i))	1,725,220	874,771
Total debt	2,568,738	1,702,556
Cash	(1,556,782)	(1,954,788)
Securities purchased under agreements to resell	(1,191,577)	(593,673)
Certificate deposits (Securities)	(91,833)	(111,933)
Net debt	(271,454)	(957,838)

Total equity	11,549,981	10,894,609
Total capital	11,278,527	9,936,771
Gearing ratio %	(2.41)%	(9.64)%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

At March 31, 2021 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 15 and 16), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

At March 31, 2021, the amount of contracts under financial covenants is R$ 612,354 (December 31, 2020 – R$619,337). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2021 In thousands of Brazilian Reais, unless otherwise stated

32.	Cash flow information

(i)	Debt reconciliation

	Borrowings	Lease liabilities	Debentures	Total
Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	-	19,361	-	19,361
Payments	(10,500)	(15,558)	-	(26,058)
Revaluation	-	(19,968)	-	(19,968)
Net foreign exchange diferences	-	23,561	-	23,561
Interest accrued	4,486	6,145	9,131	19,762
Interest paid	(572)	-	-	(572)
Total debt as of March 31, 2020	375,492	268,947	844,361	1,488,800

Total debt as of January 1, 2021	284,087	208,448	335,250	827,785
Acquisitions / Issuance	-	1,528	-	1,528
Payments	(10,500)	(13,258)	-	(23,758)
Revaluation	-	21,275	-	21,275
Net foreign exchange diferences	-	9,206	-	9,206
Interest accrued	1,818	3,965	1,737	7,520
Interest paid	(38)	-	-	(38)
Total debt as of March 31, 2021	275,367	231,164	336,987	843,518

(ii)	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables and contingent consideration – see Note 2(e) – R$39,032, and (ii) related to Acquisition of investment in associates through accounts payables and contingent consideration – see note 11 – R$482,744.